EXHIBIT 99.1

Innate Pharma Files Its 2019 Universal Registration Document (Document d’enregistrement universel) and Its 2019 Annual Report on Form 20-F

MARSEILLE, France, April 24, 2020 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today announced the filing of its 2019 Universal Registration Document (Document d’enregistrement universel) for the year ended December 31, 2019 with the French market authority “Autorité des Marchés Financiers” (“AMF”). It can be consulted and downloaded (in French) on the Company’s website (https://investors.innate-pharma.com/regulated-information/financial-reports) and on the AMF’s website (www.amf-france.org).

The Company also announced today the filing of its annual report on Form 20-F for the year ended December 31, 2019 with the United States Securities and Exchange Commission (“SEC”). It can be consulted and downloaded on the Company’s website (https://investors.innate-pharma.com/regulated-information/financial-reports) and on the SEC’s website (www.sec.gov).

About Innate Pharma:

Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca in the US, EU and Switzerland, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia. Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer:

Neither this press release nor the information contained herein constitute an offer to sell or a solicitation of an offer to buy or subscribe for shares in Innate in any country.

For additional information, please contact:

Investors Innate Pharma Danielle Spangler Tel.: +1 917 499 6240 Danielle.Spangler@innate-pharma.com Jérôme Marino Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com